Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDEND

Luxembourg - September 27, 2018 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared an interim dividend of USD 0.2 per common share.

The interim dividend will be paid on December 28, 2018. The record date for the interim dividend will be December 18, 2018.

Luxembourg withholding tax at a rate of 15% will be deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

About Orion Engineered Carbons S.A.

Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 13 global production sites and four Applied Technology Centers. The group has approximately 1,426 employees worldwide. For more information, please visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com